Mail Stop 3561
      January 24, 2006

Michael F. Holloran
President and Chief Executive Officer
Elgrande International, Inc.
1450 Kootenay Street
Vancouver, B.C. V5K 4RI
Canada

      Re:	Elgrande International, Inc.
		Form 10-KSB/A for Fiscal Year Ended May 31, 2005
      Filed September 6, 2005

      Forms 10-QSB for Fiscal Quarters Ended August 31, 2005
      and November 30, 2005
      Filed October 17, 2005 and January 17, 2006
		File No. 0-25335

Dear Mr. Holloran:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended May 31, 2005

Facing Page
1. It appears that you have not included the commission file number.
Accordingly, please revise to include the commission file number.

Description of Business, page 2
2. Your disclosure in this section appears relatively brief and should be expanded to include the full disclosure required by Item 101 of Regulation S-B, including a description of your development during the last three years and a full description of your business.
For example, your merger with Biscayne Bay should be disclosed. Further, you indicate that you specialize in "[d]esigning, sourcing, importing, marketing and distributing products for the North
American
giftware...."  Please describe each of these aspects of your business, including a description of European Sources Direct and its
role in your business. Also, we note that you state that you actively work with selected artists and manufacturers. Please revise to indicate whether you have contracts with these artists and manufacturers? If so, and if they are material, please disclose the material terms of these contracts and file them as exhibits.
Please
note that these are only examples.
3. We note your disclosure that your products are presented online at
www.elgrande.com and www.EuropeanSourcesDirect.com. Yet, in the first risk factor, you state that you began operating the Elgrande.com website on June 2, 1999 and that this website was terminated. You then state that you opened Shopengine.net in November of 2001. Note 1 to the financial statements also states that "[t]he Company...now is operating the ShopEngine.net website...."  Please revise your disclosure throughout to clarify your current websites and to remove any inconsistent disclosure.

Employees, page 4
4. We note your disclosure that you have 9 employees. It appears, however, that you have listed eleven employees. Please revise or explain.

Recent Sales of Unregistered Securities, page 6
5. Please revise to provide more details in support of the exemptions from registration you relied upon in these transactions. See Item 701(d) of Regulation S-B.

Management`s Discussion and Analysis, page 7

Results of Operations, page 7
6. Please revise to include a discussion of your internet business unit. Also, your discussion should describe the principal products and product lines of both your internet and wholesale business units, trends in revenues and operating performance, significant economic or industry wide factors relevant to your business, and other significant matters on which you focus in evaluating financial condition and operating results. The discussion should also provide insight as to the material opportunities, challenges and risks for both the short and long term as well as actions being taken to address those opportunities, challenges and risks. Please refer to Item 303(b) of
Regulation S-B and SEC Release 33-8350 which is available on our website at www.sec.gov.
7. Please include comparative disclosure for net losses incurred in fiscal years 2004 and 2005.
8. Please discuss revenues and gross profit from your internet and wholesale business units. Please also discuss known trends, events or uncertainties that have or are reasonably likely to have a material impact on your revenues or income. In doing so, please disclose the revenues and gross profit from each business unit and your primary product lines for the periods presented and describe the underlying causes for significant changes between the periods presented. For example, please discuss why your revenues declined between periods despite the strong performance of your inaugural product line and why the wholesale business resulted in an increase in gross profit in both dollars and as a percentage of revenues.

Liquidity and Capital Resources, page 8
9. Please discuss known trends, events and uncertainties that have had or are reasonably likely to have a material impact on your short-term or long-term liquidity. In doing so, please discuss in reasonable detail:

* a description of your historical financing arrangements;

* the types of financing that are reasonably be likely to be available to you in the future;

* the nature and terms of the financing and the impact on your liquidity and results of operations; and

* your ability or inability to generate cash to support your operations and continue in business during the next year.
10. We note your disclosure, "[W]e have negotiated exclusive distribution rights with our supplier who provides key products in our product line." It appears that this supplier relationship is material to your business. Accordingly, in the business section, please name this supplier, disclose the material terms of the distribution rights agreement and file any written agreement as an exhibit.
11. You have disclosed, "[U]ncertainties and/or fluctuations in the marketplace have an impact on liquidity that cannot be quantified at this time." Please expand your disclosure to more clearly explain what you mean.


Plan of Operation, page 10
12. We note your disclosure, "Revenue has substantially increased over prior quarters." Please justify or delete, given that your revenues have actually dropped in fiscal year 2005, as compared to fiscal year 2004.
13. Please expand your disclosure to include a discussion of how long
you can satisfy your cash requirements and whether you have to raise
additional funds in the next 12 months.  In this regard, we note your
disclosure in Note 2 to the financial statements, "An estimated
$1.8
million in cash is believed necessary to continue the Company`s operations and increase development through the next fiscal year."
14. Please provide the disclosure required by Item 303(c) of Regulation S-B. If you do not have any off-balance sheet arrangements, please state as such.

Consolidated Balance Sheets, page 12
15. Please provide us with a description, including the amounts, of the items included in the commitments and contingencies line item for each period presented. Please also tell us the transactions and events that that gave rise to each item. In addition, please revise your balance sheets to reclassify the amounts presented as long-term liabilities or in other more appropriate balance sheet captions. We advise you that when the commitments and contingencies caption is included on the balance sheet, the amount column should be left blank. Further, please expand your footnote disclosure to include a description of the liabilities.

Consolidated Statement of Stockholders` Equity (Deficit), page 14
16. It does not appear that you classified "stock issued for compensation" during the year ended May 31, 2005 as an adjustment to reconcile net loss to net cash used in operating activities in your statement of cash flows. Please revise as appropriate.

Consolidated Statements of Cash Flow, page 15
17. Please revise to present cash inflows and outflows related to loans from related parties on a gross basis or tell us why net reporting is more relevant. See paragraphs 11 - 12 of SFAS No. 95.
18. The amounts corresponding to the line items included in net cash provided by financing activities for each period do not add to the total amounts presented. Please revise as appropriate.



Notes to the Consolidated Financial Statements, page 16

General
19. Please disclose the segment information required by paragraphs
25
- 27 of SFAS No. 131 or tell us why disclosure of segment information is not required. Please also provide the enterprise-wide disclosures required by paragraphs 37 and 38 of SFAS No. 131.

Note 2 - Summary of Significant Accounting Policies, page 19

Earnings per Share, page 19
20. Please disclose for each period presented the number of shares issuable under options and convertible debt instruments that could potentially dilute basic earnings per share in the future, which you did not include in the computation of diluted earnings per share because to do so would have been anti-dilutive.

Foreign Currency Transaction Gains/Losses, page 19
21. Please tell us your basis in GAAP for deferring and amortizing foreign currency transaction gains and losses relating to long-term debt obligations. Please refer to paragraph 15 of SFAS No. 52. Please also tell us the amount of gains and losses deferred at each balance sheet date.
22. Please disclose your accounting policies regarding translation of foreign currency financial statements.

Note 4 - Intangible Assets, page 23
23. It does not appear that you classified amortization of the ERP system as an adjustment to reconcile net loss to net cash used in operating activities in your statement of cash flow. Please advise or revise.
24. Please tell us the gross carrying amount and accumulated amortization for each intangible asset reflected in the "software, net" balance sheet caption for each period presented.

Note 5 - Common Stock and Warrants, page 24
25. We note your disclosure that you issued 3,887,325 shares of common stock for net cash proceeds of $544,609 and 4,612,675 shares of common stock for the fair market value of $641,240 net of issuance costs. Please revise to disclose the period in which these transactions occurred and the nature of the consideration you received for the issuance of the 4,612,625 shares. Please provide us with a reconciliation the number of shares reflected in the disclosure to the number of shares issued as reflected in the statement of stockholders` equity (deficit). Please also provide us with a reconciliation of the net proceeds reflected in the disclosure to the net proceeds reflected in the statement of stockholders` equity (deficit) and to the net proceeds and non-cash financing activities in the statement of cash flow.

Note 7 - Related Parties, page 26
26. Please disclose the terms of the 12% convertible debentures issued to one of your officers during the year ended May 31, 2004. The revised disclosure should include payment terms, conversion terms, conversion price or rate and other pertinent terms. See SFAS
No. 129.

Note 8 - Commitments and Contingencies, page 26
27. Please disclose your lease accounting policies.  Please refer to
paragraph 15 of SFAS No. 13 and FTB 85-3.
28. Please tell us in detail how you accounted for the Walther-
Glas
inventory transaction.  Please also tell us whether, in addition to
inventory, you received other consideration such as unstated
distribution rights.   In doing so, tell us how you determined the
measurement date and fair value of the consideration received and tell us how you accounted for this transaction. Please refer to paragraph 8 of SFAS No. 123 and EITF 96-18. In addition, tell us the line items in the statement of stockholders` equity (deficit) that include the fair value of the stock and options issued to Walther-Glas during the periods presented. Further, tell us how you disclosed the transaction in your statement of cash flow. Please refer to the comment above regarding equity transactions.

Note 10 - Notes and Debentures Payable, page 27
29. Please provide us with a reconciliation of your disclosure to the
amounts reported in your balance sheets and statement of cash flow for each period presented. In doing so, include the obligations disclosed in Notes 5 and 11 as appropriate. Please also provide us with a reconciliation of your disclosure regarding non-cash transactions to the amount of debt converted to common stock for the year ended May13, 2004 reflected in your statements of cash flow
and
statements of stockholders` equity (deficit).
30. We note your disclosure that you have not engaged in any transactions that would be considered derivative instruments. However, it appears that the conversion feature embedded in the 12%
subordinated convertible debentures is not conventional, which would require derivative accounting. Refer to paragraphs 11(a) and 12(c)
of SFAS No. 133 and EITF 00-19. Please tell us the basis for your conclusion that the conversion feature in your 12% subordinated convertible debentures is exempt from derivative accounting treatment.
31. Please disclose the payment terms and/or maturity date, conversion terms and other pertinent terms of the 12% debentures and the convertible note disclosed in the last paragraph. In addition, please tell us whether the convertible note disclosed in the last paragraph includes a beneficial conversion feature. In doing so, tell us the market price of your common stock on its date of issuance. Please refer to EITF 98-5. Further, consider the use of a tabular presentation of outstanding debt obligations for the periods presented.
32. Please disclose the significant covenants and conditions contained in your debt agreements, whether you are in compliance with the covenants, and the ramifications of non-compliance.

Note 11 - Merger Agreement, page 28
33. Please disclose when you issued the convertible debentures and the conversion terms contained in the debenture agreement. Please also disclose the number of shares issued upon conversion of the debentures. In addition, please tell us the line item(s) in the statement of stockholders` equity (deficit) that includes the issuance of the debentures.
34. We note your disclosure that you entered into a merger agreement with Biscayne Bay Trading Corporation on October 31, 2003. We also note your disclosure on page 9 that you entered into the merger agreement on October 3, 2004 and that the merger became effective on
October 30, 2003. Please revise as appropriate so that the disclosures are consistent. In addition, please tell us the line item in the statement of stockholders` equity (deficit) that includes the shares issued in the merger.

Controls and Procedures, page 30
35. We note your disclosure that your disclosure controls and procedures have been designed to ensure that the information required to be disclosed in reports are "[r]ecorded, processed, summarized and reported within the specified time periods." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
36. We note your disclosure that based on the evaluation, "[w]hich disclosed no significant deficiencies or material weaknesses...," your chief executive and principal financial officers concluded that your disclosure controls and procedures were effective. Please revise to more clearly explain what you mean by this language.

Directors, Executive Officers, Promoters, and Control Persons, Compliance..., page 30
37. For Mr. Erbatur, please revise your disclosure to provide his business experience for the last five years, including the year he was appointed to your board. See Items 401(a)(2) and (a)(4) of Regulation S-B.
38. Please disclose in your discussion why you do not presently have an audit committee.
39. Please explain why you have not adopted a code of ethics that apply to your executive officers. See Item 406 of Regulation S-B. In this regard, we note your disclosure that you are reviewing a proposed corporate code of conduct that would include a code of ethics. Please disclose the status of the proposed corporate code of conduct, as you provided this identical disclosure in your last Form
10-KSB for the fiscal year ended May 31, 2004.
Executive Compensation, page 31
40. We note your footnote 1. Please explain how Mr. Holloran`s salary and stock options, as disclosed in the table, total $120,000.
Certain Relationships and Related Transactions, page 33
41. We note a loan that was made by an officer to you during fiscal year ended May 31, 2005. Please disclose this loan and disclose whether the loan was on terms similar to those that you would have received from a non-related party. Further, please file a copy of the loan agreement, if any, as an exhibit.

Principal Accountant Fees and Services, page 34
42. Please expand your disclosure to ensure that you have included the last two fiscal years for each category. For example, we note that you have not disclosed your audit fees for the last two years, your tax fees for 2004, etc. Further, where applicable, please describe the nature of services comprising the fees. See Items 14(2), (3) and (4) of Form 10-KSB.

Exhibit Index
43. Your exhibit index appears incomplete, as it ends with exhibit
21.  Please revise to complete your exhibit index.
44. Please revise to include the agreement for your $745,108 12% convertible loan entered into during fiscal 2005 as an exhibit to your financial statements.



Signatures
45. Please have Mr. Holloran sign in his capacities as chief executive officer and principal financial officer. Also, please amend this section to include your controller/principal accounting officer`s signature. See General Instruction C.(2) to Form 10-KSB.

Exhibit 31
46. We note that you have replaced the term "small business issuer" with "registrant" in paragraphs four and five. Please revise, as the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required.

Form 10-QSB For Fiscal Quarter Ended August 31, 2005
47. Please revise the Form 10-QSB to comply with applicable comments that were issued on the Form 10-KSB for fiscal year ended May 31, 2005.

Management`s Discussion and Analysis of Financial Condition...,
page
10

Results of Operations, page 10
48. Please expand your disclosure to include greater detail. For example, you disclose that for the quarter ended August 31, 2005, your gross profit was $13,183, or 8% verses $155,961 for the same period last year. Please explain the decrease in gross profits.

Controls and Procedures, page 14
49. We note your disclosure that the evaluation was done "[u]nder the
supervision and with the participation of management, including our
Chief Executive Officer (CEO)."  You further disclose, "Rules adopted
by the SEC require that in this section...we present the
conclusions
of the CEO about the effectiveness...."  Please revise to clearly indicate whether your principal financial officer also participated in the evaluation. Further, please revise to clearly indicate that your principal financial officer must also make a conclusion as to the effectiveness of your disclosure controls and procedures.
50. Your disclosure states, "[t]he Chief Executive Officer and Principal Financial and Accounting Officer concluded that the Company`s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in this Quarterly Report on Form 10-QSB." As you appear to qualify the effectiveness determination by referencing or paraphrasing part of the definition of disclosure controls and procedures, you must include the entire and complete definition. As such, please revise to clarify, if true, that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please further clarify, if true, that your disclosure controls and procedures are effective in ensuring that the information required to be disclosed in reports are recorded, processed, summarized and reported within the specified time periods.
See Exchange Act Rule 13a-15(e).

Exhibit 31
51. It appears that the certification does not contain paragraph
4(d)
of the certification provided in Item 601(b)(31) of Regulation S-
B.
Further, it appears that paragraph 4(c) of the certification should be revised, as it does not contain the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

Form 10-QSB For Fiscal Quarter Ended November 30, 2005
52. Please revise the Form 10-QSB to comply with applicable comments that were issued on the Form 10-KSB for the fiscal year ended May
31,
2005 and Form 10-QSB for fiscal quarter ended August 31, 2005.

Form 8-K Filed January 4, 2005
53. We note that you have attached the agreement for your CAD$500,000 principal amount 8% Secured Convertible Promissory Note dated December 23, 2004. We also note that you do not appear to have disclosed the issuance of this note in your Form 10-K for the year ended May 31, 2005. Please tell us why you excluded any discussion of this note from your Form 10-K and why you have excluded the note from your list of exhibits to your Form 10-K.

***

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Ruggiero, Staff Accountant, at (202)
551-
3331 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342, Kurt Murao, Staff Attorney, at (202) 551-3338 or
me
at (202) 551-3720 with any other questions.



      Sincerely,



	H. Christopher Owings
      Assistant Director


Michael F. Holloran
Elgrande International, Inc.
January 24, 2006
Page 1